Exhibit 4.3

SECOND AMENDMENT
TO
THE SEARS PUERTO RICO SAVINGS PLAN

Pursuant to the authority reserved to the Company at subsection 14.1 of the Sears Puerto Rico Savings Plan (the "Plan"), the Plan is hereby amended as follows, effective immediately after the "Effective Time" (as defined in the Agreement and Plan of Merger between Sears, Roebuck and Co. and KMART Holding Corporation dated November 16, 2004 (the "Merger Agreement")) and further provided that if the Effective Time shall not occur, this amendment shall not become effective and shall be deemed void ab initio:

1. The following paragraph is added at the end of subsection 1.1:

In connection with the proposed merger of Sears, Roebuck and Co. and KMART Holding Corporation under the Agreement and Plan of Merger between Sears, Roebuck and Co. and KMART Holding Corporation dated November 16, 2004, and as may be amended (the "Merger Agreement")), upon the closing of the Merger all of the Common Stock of the Company held under the Company Stock Fund (described at subsection 6.1) shall be converted to cash and shares of common stock of Sears Holdings Corporation, in accordance with the terms of the Merger Agreement, and as described in subsection 6.8. At such time the Company Stock Fund shall be renamed the Sears Holdings Stock Fund, and shall be designed to invest in the common stock of Sears Holdings Corporation ("Sears Holdings shares").

2. The following paragraph is hereby added at the end of subsection 6.1:

In connection with the proposed merger of Sears, Roebuck and Co. and KMART Holding Corporation under the Agreement and Plan of Merger between Sears, Roebuck and Co. and KMART Holding Corporation dated November 16, 2004, and as may be amended (the "Merger Agreement")), upon the closing of the Merger all of the shares of stock of the Company shall be converted to cash and Sears Holdings shares, in accordance with the terms of the Merger Agreement, and as described in subsection 6.8. At such time the "Company Stock Fund" shall be renamed the "Sears Holdings Stock Fund", and shall be designed to invest in Sears Holdings shares.

3. Subsection 6.6 is hereby revised to read as follows:

6.6 Voting and Tendering of Sears Holdings Shares. Notwithstanding any other provisions of this Plan, effective immediately after the "Effective Time," as defined in subsection 1.1:

(a) Sears Holdings shares held by the Trustee shall be voted as follows:

(i) Before each meeting of the shareholders of Sears Holdings Corporation, each Participant shall be furnished with a proxy statement for the meeting, together with an appropriate form on which the Participant may provide voting instructions (including instructions on matters not specified in the proxy statement which may come before the meeting) for the Sears Holdings shares allocated to the Participant's Accounts under the Plan on the Accounting Date coinciding with or next preceding the record date for such meeting for which the number of such shares has been provided to the Plan Administrator. Upon timely receipt of such instructions, such shares shall be voted as instructed.

(ii) Sears Holdings shares for which the Trustee does not receive timely voting instructions, including those shares which are not allocated to Participants' Accounts, shall be voted in the same proportion as all Sears Holdings shares held under the Plan (including shares held in a separate trust fund) with respect to which directions are received by the Trustee.

(b)Tender and exchange rights with respect to Sears Holdings shares held by the Trustee shall be exercised as follows:

(i) Each Participant shall be furnished with a notice of any tender or exchange offer for, or a request or invitation for tender of, Sears Holdings shares, together with an appropriate form on which such Participant may instruct the Trustee with respect to the tender or exchange of Sears Holdings shares allocated to his Accounts. Sears Holdings shares as to which the Trustee has received timely instructions shall be tendered or exchanged in accordance with such instructions.

(ii) Sears Holdings shares allocated to Participants' Accounts for which instructions are not timely received shall not be tendered or exchanged.

(iii)ears Holdings shares which are not allocated to Participants' Accounts shall be tendered or exchanged by the Trustee in its sole discretion.

(c) The Company and the Trustee shall take all reasonable steps necessary to assure that Participants' individual directions shall remain confidential. Notwithstanding the foregoing, the Trustee shall provide such information with respect to the tender or exchange of Sears Holdings shares as an independent record keeper may require for operation of the Plan, if the recipient of such information agrees to keep such information confidential.

The Trustee shall execute such ballots, proxies or other instruments as may be necessary or desirable in order to effectuate the provisions of this subsection 6.6.

4. Subsection 6.7 is hereby amended by deleting each reference to "Common Stock" and replacing it with the phrase "Sears Holdings shares", and each phrase the "Company Stock Fund" is deleted and replaced with the phrase "Sears Holdings Stock Fund," and each phrase the "Company" is hereby deleted and replaced with the phrase "Sears Holdings Corporation."

5. Subsection 11.1 is hereby revised to read as follows:

 11.1 Withdrawals by and Distributions to Participants After Termination of Employment. When a Participant's Termination Date occurs (for a reason other than his death), his Accounts shall be distributed or withdrawn in accordance with the following provisions of this Section 11.

(a) If the value of the vested portion of a Participant's Accounts (including any Rollover Account) does not exceed $1,000, the vested portion of his Accounts will be distributed to him in a lump sum payment as soon as practicable after the Plan's Recordkeeper is notified of his termination of employment.

(b) If the value of the vested portion of a Participant's Accounts (including any Rollover Account) exceeds $1,000, the Participant may withdraw the vested portion of his Accounts on the Distribution Date (as defined in paragraph (c) below) that he elects, in a lump sum; provided, however, that such a Participant may make a partial withdrawal of a portion of the vested portion of his Accounts during the first fifteen months following his termination of employment, deferring payment of the rest of his vested Accounts until such later Distribution Date as he elects (within the limits set forth in this Section 11). In the case of all Participants, other than a Participant who retired prior to January 1, 2000, a partial withdrawal under this paragraph 11.1(b) may be made no more frequently than once in any six month period and may be in an amount no less than $250 (or the balance available for withdrawal if less).

(c) A Participant's "Distribution Date" shall mean the date as of which a payment is made to him pursuant to this Section 11, without regard to any administrative delay. A Participant may elect that his Distribution Date occur on any Accounting Date occurring after his Termination Date (but not later than the date on which he attains age 70), provided that no election of a Distribution Date will be valid if it is made more than 90 days prior to such date.